# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MoneyLion Inc., CIK 0001807846
CUSIP: 60938K304
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 249-245 West 17th Street, 4th Floor, New York, New York (NY), 10011
Date of event which requires filing of this statement: 04/17/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001502287

## Reporting persons
- Stepstone Group LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- AU Special Investment II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- StepStone VC Global Partners VIII-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- StepStone VC Global Partners VIII-C, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- StepStone VC Opportunities IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- StepStone SK Special, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: MoneyLion Inc.
Address of issuer's principal executive offices: 249-245 West 17th Street, 4th Floor, New York, NY 10011

## Item 2. Person Filing
Name of person filing:
The name of the persons filing this report (the "Reporting Persons") with respect to shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock" of MoneyLion Inc. (the "Issuer") are:

(i) StepStone Group LP ("StepStone");
(ii) AU Special Investments II, L.P. ("Special Investments");
(iii) StepStone VC Global Partners VIII-A, L.P. ("Global Partners VIII-A");
(iv) StepStone VC Global Partners VIII-C, L.P. ("Global Partners VIII-C");
(v) StepStone VC Opportunities IV, L.P. ("Opportunities IV"); and
(vi) StepStone SK Special, L.P. ("SK Special").
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:
4225 Executive Square, Suite 1600
La Jolla, CA 90237
Citizenship: Each of the Reporting Persons are limited partnerships organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 of the cover pages to this Schedule 13G.
Percent of class: The information required by this item with respect to each Reporting Person is set forth in Row 11 of the cover pages to this Schedule 13G.
Sole power to vote or to direct the vote: The information required by this item with respect to each Reporting Person is set forth in Row 5 of the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: The information required by this item with respect to each Reporting Person is set forth in Row 6 of the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: The information required by this item with respect to each Reporting Person is set forth in Row 7 of the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: The information required by this item with respect to each Reporting Person is set forth in Row 8 of the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Stepstone Group LP: /s/ Jennifer Y. Ishiguro, By: StepStone Group Holdings LLC, its General Partner, by Jennifer Y. Ishiguro, Partner, Chief Legal Officer (04/21/2025)
- AU Special Investment II, L.P.: /s/ Jennifer Y. Ishiguro, By: StepStone Group LP, its investment manager, by Stepstone Group Holdings LLC, its general partner, by Jennifer Y. Ishiguro, Partner, Chief Legal (04/21/2025)
- StepStone VC Global Partners VIII-A, L.P.: /s/ Jennifer Y. Ishiguro, By: StepStone Group LP, its investment manager, by Stepstone Group Holdings LLC, its general partner, by Jennifer Y. Ishiguro, Partner, Chief Legal (04/21/2025)
- StepStone VC Global Partners VIII-C, L.P.: /s/ Jennifer Y. Ishiguro, By: StepStone Group LP, its investment manager, by Stepstone Group Holdings LLC, its general partner, by Jennifer Y. Ishiguro, Partner, Chief Legall (04/21/2025)
- StepStone VC Opportunities IV, L.P.: /s/ Jennifer Y. Ishiguro, By: StepStone Group LP, its investment manager, by Stepstone Group Holdings LLC, its general partner, by Jennifer Y. Ishiguro, Partner, Chief Legal (04/21/2025)
- StepStone SK Special, L.P.: /s/ Jennifer Y. Ishiguro, By: StepStone Group LP, its investment manager, by Stepstone Group Holdings LLC, its general partner, by Jennifer Y. Ishiguro, Partner, Chief Legal (04/21/2025)